UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 12, 2012

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL REPORTS YAKUTUGOL RECEIVING SUBSOIL LICENSES FOR RESEARCH AND EXTRACTION
OF IRON ORE IN YAKUTIA

Moscow, Russia – March 12, 2012 – Mechel OAO (NYSE: MTL), one of the leading
Russian mining and metals companies, announces receiving subsoil licenses for researching, investigating and extracting iron ore in the Sutamsky area and in the Sivaglinsky deposit, both located in the Republic of Sakha (Yakutia)’s
Neryungri region.
The Sutamsky iron ore area is about 3,300 square kilometers and consists of several promising iron ore deposits. The license area is over 740 square kilometers. Its estimated reserves under Russian standards are 1.35 billion tonnes. Sutamsky ores’ Fe content averages 32-40%. The Sutamsky area is located
210 kilometers south-east of Neryungri.
Mechel is currently mining the Elga coal deposit in southern Yakutia, having recently opened traffic on a railway link from the mine to the Baikal-Amur
Mainline. This rail link lies 50 kilometers east of the Sutamsky iron ore region. The area’s significant estimated reserves, its high yield  and its proximity to Mechel’s own transport lines make these deposits particularly attractive for development.
The 25-year subsoil license for the Sutamsky iron ore area’s plot cost some 91 million rubles (3 million US dollars*).
The Sivaglinsky deposit is 90 kilometers north of Neryungri and is part of the
Southern Aldan iron ore region. Its reserves under Russian standards are about
26.4 million tonnes.  Its Fe content averages about 53%. The deposit is located less than 7 kilometers away from a high-voltage line and a railway linked to
Baikal-Amur Mainline. The Sivaglinsky deposit’s ores also have a high yield, and most of them can be used in steelmaking without undergoing beneficiation, while the other can be processed using standard technology. A test probe of
Sivaglinsky ore is currently being analyzed at the ore research laboratory at
Mechel’s Korshunov Mining Plant in the Irkutsk Region.
The Sivaglinsky deposit is 4 kilometers south-west of the Pionerskoye iron ore deposit with Russian-standard reserves of over 137 million tonnes, whose subsoil license Mechel acquired in June 2011. The common industrial site for development of both deposits and their proximity to the railroad will enable significant development cost savings.
The 10-year subsoil license for use of Sivaglinsky reserves cost some 140 million rubles (4.7 million US dollars*).
“Development of the Sutamsky area and the Sivaglinsky iron ore deposit is yet another success for  Mechel in implementing the strategy of increasing its resource base. By acquiring subsoil licenses for new major deposits Mechel will in the long run ensure high-quality iron ore for its own use and that of its customers. The proximity of those deposits to the transport infrastructure and electrical grid and with Mechel’s other mining facilities in the area will ensure a powerful synergistic effect and bring down infrastructure costs dramatically when developing those reserves,” Mechel OAO’s Chairman of the Board of Directors Igor Zyuzin noted.
* Based upon the Russian Central Bank exchange rate of 29.54 RUR/$ as of March
12, 2012.

***
Mechel OAO
Ekaterina Videman
Tel: + 7 495 221 88 88
ekaterina.videman@mechel.com

***
Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy and power. Mechel unites producers of coal, iron ore concentrate, nickel, ferrochrome, ferrosilicon, steel, rolled products, hardware, heat and electric power. Mechel products are marketed domestically and internationally.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: March 12, 2012	By:	Yevgeny V. Mikhel
	Name:	Yevgeny V. Mikhel
	Title:	CEO